Exhibit 99.1

Date: March 24, 2017	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: ADVANTAGE OIL & GAS LTD

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 20, 2017
Record Date for Voting (if applicable) :	April 20, 2017
Beneficial Ownership Determination Date :	April 20, 2017
Meeting Date :	May 25, 2017
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	00765F101	CA00765F1018

Sincerely,

Computershare
Agent for ADVANTAGE OIL & GAS LTD